Exhibit 4.11

LOCK-UP LETTER AGREEMENT

Relmada Therapeutics, Inc.
546 5th Avenue – 14th Floor
New York, NY 10017

Dear Sirs:

The undersigned understands that Relmada Therapeutics, Inc. (“RTI”) intends to enter into a Share Exchange Agreement, by and among RTI, Camp Nine, Inc. (“Camp Nine”), Camp Nine’s principal shareholder and the shareholders of RTI, (the “Agreement”) pursuant to which in consideration of the transfer of all of the issued and outstanding shares of RTI to Camp Nine, Camp Nine shall issue to RTI an amount of shares equal to 80% (eighty percent) of the issued and outstanding common stock of Camp Nine as of the closing of the Agreement (the “Share Exchange”). The current Camp Nine shareholders will have an amount equal to 20% (twenty percent) of the issued and outstanding common stock of Camp Nine  at the closing of the Agreement.  As a result of the Share Exchange, RTI will become the wholly owned subsidiary of Camp Nine and the former shareholders of RTI will became the controlling shareholders of Camp Nine.

In consideration of the execution of the Agreement by RTI and consummation of the Share Exchange, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, directly or indirectly, that following the consummation of the Share Exchange, sell or otherwise transfer _________ shares of Camp Nine Common Stock, which such shares shall constitute one-half of the Camp Nine shares owned by the undersigned on the date of the closing of the Share Exchange, until twelve (12) months from the closing date of the Share Exchange.

In furtherance of the foregoing, Camp Nine and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if RTI notifies the undersigned that it does not intend to proceed with the Share Exchange or if the Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the closing of the Share Exchange, then the undersigned will be released from the undersigned’s obligations under this Lock-Up Letter Agreement.

Relmada Therapeutics, Inc.

The undersigned understands that RTI will proceed with the Agreement and Share Exchange in reliance on this Lock-Up Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:_________________________________
Name:
Title:

Dated:__________________________